EXHIBIT 99.1

May 26, 2021 The Special Committee of the Board of Directors MDC Partners Inc. One World Trade Center, Floor 65 New York, NY 10007	Indaba Capital Management L.P. One Letterman Drive Building D, Suite 700 The Presidio of San Francisco San Francisco, CA 94129 t 415.680.1180 f 415.680.1181

Dear Members of the Special Committee,

As you know, Indaba Capital Management L.P. (together with its affiliates, “Indaba” or “we”) is the largest independent shareholder of MDC Partners Inc. (“MDC” or the “Company”) with economic exposure equal to almost 15% of the Company’s outstanding shares. You are also well aware of our long history of investing across MDC’s capital structure and supporting the Company’s management team. This is why we hoped that the Special Committee of independent directors would be responsive to our privately conveyed concerns regarding the proposed combination with Stagwell. Unfortunately, it appears you are still comfortable trying to push through this conflict-riddled and poorly-structured merger.

Since we are not an activist investor, we have spent months explaining to you and Mark Penn (MDC’s Chief Executive Officer and Stagwell’s Managing Partner) why the deal’s current terms do not provide anything close to fair consideration to shareholders. It is regrettable that your intransigence is now forcing us to disclose our intent to vote against the transaction at next month’s Special Meeting of Shareholders.

Rather than continuing to try to ram through an unfair deal over the objections of Indaba and presumably other investors, the Special Committee should take time to reflect upon its obligations to all MDC shareholders. It is confounding to us that the Special Committee is not more focused on addressing shareholder concern given that Mr. Penn runs both MDC and Stagwell. We believe the Special Committee should be laser-focused on eliminating even the appearance of a conflict of interest in light of these circumstances.

We urge the Special Committee to closely consider the following points of concern and feedback as it reflects on its obligations to all shareholders:

•	The fairness opinion included in MDC’s S-4 filing related to the transaction reinforces that the combination’s terms are unappealing for shareholders other than Stagwell. The Company acknowledges that “[s]ome of MDC’s directors and executive officers have interests in seeing the Proposed Transactions completed that may be different from, or in addition to, those of other MDC Canada Shareholders.” MDC’s shares closed at $4.67 on May 25, 2021, below the bottom of the fairness opinion’s value range of $4.70 per share to $7.40 per share, clearly showing how poorly shareholders other than Stagwell view the transaction terms.

•	We believe that Mr. Penn has all the incentives to root for Stagwell, not MDC Partners Inc. with regards to terms of the pending transaction. We note in the S-4 (page 127) that the carried interest held by Mr. Penn, expressed as a percentage of all carried interest in Stagwell, is equal to 75%. Your CEO and the chair of your board has the ability to personally make a fortune from this combination and its terms which favor his overriding interests. This combination should cause the Special Committee to focus all the more on upholding its fiduciary duties.

•	Furthermore, the Special Committee’s fairness opinion was commissioned in late 2020 and is now clearly outdated. Its findings and value range reflect a pandemic-ravaged environment rather than an economy in recovery. Since the opinion was issued on December 21, 2020, an index of comparable public advertising companies’ equities has risen almost 35% and the enterprise values of those companies based on their share prices have increased by over 14% through the close of trading yesterday.[1] Increasing MDC’s enterprise value by a similar amount would increase that range of equity values to a range of approximately $7.28 to approximately $10.37 per share.

•	It appears Stagwell’s offer places no value on MDC’s public company structure, revenue and cost synergies, and the benefits of Net Operating Losses (NOLs). In our view, these assets are of significant value to Stagwell.

•	The terms do not offer a meaningful control premium, which is disconcerting given the seemingly egregious conflicts of interest at play and the form of consideration being offered (shares of a private company unknown to the market). MDC’s shares still trade at a discount to its public company peers despite a transaction that could yield powerful synergies and offerings. If anything, this combination likely warranted a greater control premium from the start in light of the fact that MDC was not openly shopped before reaching a deal with Stagwell.

Although we believe that management has done an impressive job navigating through the pandemic and driving improvements at MDC, that is not a justification for the Special Committee to essentially rubberstamp the unfair terms desired by Stagwell and Mr. Penn. It is not lost on us that MDC already sold an attractive asset in Sloane & Company LLC to a Stagwell-owned agency last year. Given that MDC’s creative agencies are continuing to win attractive mandates, such as a recent marquee contract with United Airlines, it is even more crucial for the Special Committee to reassess MDC’s value. We firmly believe that Stagwell, which publicly touts billionaire Steve Ballmer as its core investor, can afford to adequately compensate its fellow shareholders.

In closing, Indaba could potentially support a combination if it included terms that provided appropriate value to all shareholders. Most importantly, we believe a reasonable pro forma ownership for shareholders should be in a range of 37.5% to 40% – not the 26% proposed.

Please note that Indaba reserves all rights to take any actions that it deems necessary to protect value for all MDC shareholders, if the Company continues to move forward with the transaction on its current terms.

Sincerely,

/s/ Derek Schrier

Derek Schrier

Managing Partner

Indaba Capital Management, L.P.

CC: Steve Wolosky, Olshan Frome Wolosky LLP

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1 Based on an equal-weighted index of WPP PLC, IPG Inc., Omnicom, and Publicis as of market close on May 25, 2021.